UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the "Company") dated August 21, 2013: Star Bulk Announces the Date of its 2013 Annual General Meeting of Shareholders and Internet Availability of its Proxy Materials.

Attached hereto as Exhibit 2 is the Notice of Annual Meeting, the Proxy Statement and Proxy Card for the Annual Meeting of Shareholders of Star Bulk Carriers Corp., which will be held on September 23, 2013.

Exhibit 1

STAR BULK ANNOUNCES THE DATE OF ITS 2013 ANNUAL GENERAL MEETING OF
SHAREHOLDERS AND INTERNET AVAILABILITY OF ITS PROXY MATERIALS

ATHENS, GREECE, AUGUST 21, 2013 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, announced today that it plans to hold its Annual Meeting of Shareholders (the "Meeting") at the St. Regis Hotel, 29 Tanglin Road, Singapore 247911, Singapore on Monday, September 23, 2013 at 10:00 p.m. local time.  The Company's board of directors has fixed the close of business on August 1, 2013 as the record date for the determination of the Company's shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The Company's Notice of the Meeting and Proxy Statement were filed with the Securities and Exchange Commission (the "Commission") on August 21, 2013, on the Commission's website at www.sec.gov, and may also be found on the Company's website at www.starbulk.com.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of thirteen dry bulk carriers. The total fleet consists of five Capesize and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,290,602 deadweight tons. The average age of our current operating fleet is approximately 10.6 years. Additionally, we have five third-party dry bulk vessels under our management, consisting of one Capesize vessel, two Supramax vessels and two Panamax vessels and we have been sub-contracted for certain management services, including crewing, purchasing and insurances, for seven product tankers. The total combined cargo carrying capacity of these vessels amounts to 760,218 deadweight tons. We have also entered into agreements for the construction of two 180,000 deadweight ton, fuel efficient, Capesize drybulk vessels to be delivered in Q4 2015 and Q1 2016, respectively, and letters of intent for the construction of two 60,000 deadweight ton, fuel efficient, Ultramax drybulk vessels to be delivered in 2015.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:
Simos Spyrou
CFO
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com

Exhibit 2

August 20, 2013

TO THE SHAREHOLDERS OF
STAR BULK CARRIERS CORP.

Enclosed is a notice of the 2013 Annual Meeting of Shareholders (the "Meeting") of Star Bulk Carriers Corp. (the "Company"), which will be held at the St. Regis Hotel, 29 Tanglin Road, Singapore 247911, Singapore on Monday, September 23, 2013 at 10:00 p.m. local time, the Company's Proxy Statement and certain other related materials. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2012 (the "Annual Report") may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.         To elect two Class C Directors to serve until the 2016 Annual Meeting of Shareholders ("Proposal One");

2.         To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2013 ("Proposal Two"); and

3.         To transact such other business as may properly come before the Meeting or any adjournment thereof.

Provided that a quorum is present, the following is required in order to adopt the proposals:
(1) Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting; and (2) Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR

SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON AUGUST 1, 2013.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT

          Very truly yours,

          Spyros Capralos

          Chief Executive Officer, President and Director

STAR BULK CARRIERS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 23, 2013

NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the "Meeting") of Star Bulk Carriers Corp. (the "Company") will be held at the St. Regis Hotel, 29 Tanglin Road, Singapore 247911, Singapore, on Monday, September 23, 2013 at 10:00 p.m. local time, for the following purposes, of which Proposals One and Two are more completely set forth in the accompanying Proxy Statement:

1.         To elect two Class C Directors to serve until the 2016 Annual Meeting of Shareholders ("Proposal One");

2.         To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2013 ("Proposal Two"); and

3.         To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on August 1, 2013 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON AUGUST 1, 2013.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2012 (the "Annual Report"), may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.

       BY ORDER OF THE BOARD OF DIRECTORS

       Georgia Mastagaki
      Secretary
August 20, 2013

STAR BULK CARRIERS CORP.

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 23, 2013

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Star Bulk Carriers Corp., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at St. Regis Hotel, 29 Tanglin Road, Singapore 247911, Singapore, on Monday, September 23, 2013 at 10:00 p.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 20, 2013. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2012 (the "Annual Report") may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.

VOTING RIGHTS AND OUTSTANDING SHARES

On August 1, 2013 (the "Record Date"), the Company had outstanding 20,751,671 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on The Nasdaq Global Select Market ("Nasdaq") under the symbol "SBLK."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has six directors on its Board. As provided in the Company's Third Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws, the Board is divided into three classes and, after the initial term, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The terms of our Class C directors expire at the Meeting. The term of the newly elected Class C directors will expire at the Company's 2016 Annual Meeting of Shareholders.

On May 1, 2013, the Company entered into a stock purchase agreement with certain new and existing investors (the "Purchase Agreement") to backstop its equity rights offering that was completed in July 2013. Pursuant to the terms and subject to the conditions of the Purchase Agreement the Board increased the number of directors constituting the Board to six (6) and appointed Mr. Roger Schmitz as a Class B director, to fill the vacancy created thereby. Also, in connection with the equity rights offering, the Company entered into amendments to its credit agreements with its lenders, including without limitation, the loan agreement (the "Commerzbank Loan Agreement") by and among the Company and Commerzbank AG dated July 1, 2013. Under the Commerzbank Loan Agreement it shall be an event of default if, among other things, Mr. Petros Pappas ceases to be, at any time during the term of the agreement, the non-executive chairman of the Board. The terms and conditions of the equity rights offering, the Purchase Agreement and the Company's credit facilities are more fully described in the Company's registration statement on Form F-1 (File No. 333-188281) that was initially filed with the U.S. Securities and Exchange Commission on May 2, 2013 and the Company's other public filings, which may be accessed on the SEC's website at www.sec.gov.

Under the Company's Third Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws, the classes of directors shall be as nearly equal in number as possible. As a result, the Board has nominated Mr. Petros Pappas, a current Class A director, and Mr. Spyros Capralos, a current Class C director, for election as Class C directors whose terms would expire at the Company's 2016 Annual Meeting of Shareholders. Mr. Pappas will be reclassified as a Class C director if the shareholders elect him as such at the Meeting, whereafter he will serve as a Class C director until the Company's 2016 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of the nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Current Position
Petros Pappas	60	Class A Director
Spyros Capralos	58	Class C Director

Certain biographical information about Mr. Pappas and Mr. Capralos is set forth below.

Petros Pappas serves and has served as the non executive Chairman of the Board of Directors of the Company since inception. Mr. Pappas founded Oceanbulk Maritime S.A. in 1989 ("Oceanbulk"), a leading European dry cargo shipping company that owned or managed up to 40 dry cargo vessels before they were sold in 2007. Throughout his career in the shipping industry, Mr. Pappas has been involved in more than 120 vessel acquisitions and dispositions and Oceanbulk was ranked among the top 25 Greek shipping companies according to the U.S. Department of Commerce's report on the Greek shipping industry. Oceanbulk is presently involved in a joint venture with an investment fund managed by Oaktree Capital Management L.P. that expects to invest over $500.0 million in dry shipping assets. In addition, members of Mr. Pappas' family are involved in purchasing and managing a product tanker fleet of seven vessels. Mr. Pappas serves and has served as a Director of the UK Defense Club since January 2002, the leading shipping insurance provider of legal defense services, and is a member of the Union of Greek Shipowners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor.

Spyros Capralos serves and has served since February 7, 2011 as our Chief Executive Officer, President and director. From October 2004 to October 2010, Mr. Capralos served as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and was the President of the Federation of European Securities Exchanges. He was formerly Vice Chairman of the National Bank of Greece, Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has a ten year banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan, London. In February 2013, Mr. Capralos was re-elected as President of the Hellenic Olympic Committee for a 4-year term (2013-2017) and served as Secretary General of the Athens 2004 Olympic Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games. He studied Economics at the University of Athens and earned his Master Degree in Business Administration from INSEAD University in France.

Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2013.

Ernst & Young (Hellas) Certified Auditors-Accountants S.A., has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS-ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Advantage Proxy as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Advantage Proxy at the number or email address listed below.

Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Telephone: (206) 870-8565
Email: ksmith@advantageproxy.com

EFFECT OF ABSTENTIONS

An "abstention" occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to "for" or "withhold"). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposals One and Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

          BY ORDER OF THE BOARD OF DIRECTORS

          Georgia Mastagaki
          Secretary

August 20, 2013
Majuro, Marshall Islands

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**ANNUAL MEETING OF SHAREHOLDERS OF**

# STAR BULK CARRIERS CORP.

**September 23, 2013**

**GO GREEN**

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL**:
The Notice of Meeting, Proxy Statement, and the 2012 Annual Report are available at http://www.starbulk.com

## Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20230000000000001000 9 092313

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF PROPOSALS ONE AND TWO BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE** ☒

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

**NOMINEES:**
○ Mr. Petros Pappas
○ Mr. Spyros Capralos

**INSTRUCTIONS:** To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

# STAR BULK CARRIERS CORP.

The undersigned hereby appoints Spyros Capralos and Simos Spyrou, and each of them jointly and severally, as his agents and proxies with full power of substitution to vote any and all shares of common stock of Star Bulk Carriers Corp. which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on Monday, September 23, 2013 at 10:00 p.m. local time at the St. Regis Hotel, 29 Tanglin Road, Singapore 247911, Singapore or at any adjournment or postponement thereof, as specified on the reverse hereof.

THIS PROXY WILL BE VOTED AS SPECIFIED BY THE UNDERSIGNED ON THE REVERSE HEREOF. UNLESS OTHERWISE MARKED, THIS PROXY WILL BE VOTED "FOR" PROPOSALS ONE AND TWO.

**(Continued and to be signed on the reverse side)**

14475

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: August 21, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President